SEC FILE NUMBER
001-31932

CUSIP NUMBER 683373104
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-SAR Form N-CSR

	For Period Ended:	September 30, 2022

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

	For the Transition Period Ended:	_______________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ontrak, Inc.
Full Name of Registrant

2200 Paseo Verde Parkway, Suite 280
Address of Principal Executive Office (Street and Number)

Henderson, NV 89052
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, on April 15, 2022, Ontrak, Inc. (the “Company”), entered into a master note purchase agreement with Acuitas Capital LLC (“Acuitas”), an entity indirectly wholly owned and controlled by Terren S. Peizer, the Company’s Executive Chairman and largest stockholder (the “Keep Well Agreement”), pursuant to which, subject to the satisfaction of specified conditions, the Company may borrow up to $25.0 million to fund its operations. The Company is in discussions with Acuitas to amend certain provisions of the Keep Well Agreement, including to extend the maturity date of the senior secured notes issued under the Keep Well Agreement. The Company needs additional time to complete such discussions and the definitive documentation for the proposed amendment to the Keep Well Agreement, prepare appropriate disclosures, and reach a conclusion with respect to whether, giving effect to the proposed amendment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern. The Company expects to reach the conclusion that no such conditions or events exist and that the Company will be able to fund operations for at least the twelve months following the date the Company’s financial statements to be included in the Form 10-Q are issued. The Company is actively working on these activities and intends to file the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 (the “Form 10-Q”) within the 5-day extension period (the “Extension Period”) afforded by Rule 12b-25 under the Securities Exchange Act of 1934.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward looking statements include statements regarding the Company’s expectation to file the Form 10-Q within the Extension Period, the Company’s expectations that it will complete activities necessary to permit such filing within the Extension Period, and that, if the Company enters into the proposed amendment to the Keep Well Agreement, the Company expects to reach a conclusion that no conditions or events exist, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for at least the twelve months following the date the Company’s financial statements to be included in the Form 10-Q are issued. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include, but are not limited to, the Company not entering into the proposed amendment to the Keep Well Agreement at all or in a form that would allow the Company to reach a conclusion that it will be able to fund operations for at least the twelve months following the date the Company’s financial statements to be included in the Form 10-Q are issued. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James J. Park	310	444-4300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in the Company’s earnings release issued on November 9, 2022 announcing the Company’s third quarter 2022 financial results, the Company’s (a) revenue for the third quarter of 2022 was $2.8 million, representing an 85% decrease compared to the same period in 2021; (b) operating loss for the third quarter of 2022 was $(11.1) million compared to an operating loss of $(5.5) million for the same period in 2021; (c) net loss for the third quarter of 2022 was $(12.8) million, or an $(0.62) diluted net loss per common share (after deduction for undeclared preferred stock dividends), compared to net loss of $(7.9) million, or a $(0.54) diluted net loss per common share (after deduction for declared and undeclared preferred stock dividends) for the same period in 2021. Other of the Company results of operations for the three and nine months ended September 30, 2022 and September 30, 2021 are also in that earnings release.

Ontrak, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2022	By	/s/ James J. Park
James J. Park
Chief Financial Officer